UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s earnings release for the six month period-ended June 30, 2011.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                                                  Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                              No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______

For Immediate Release
SQM REPORTS EARNINGS FOR THE FIRST QUARTER OF 2011

Highlights

•	SQM reported net income for the first half of 2011 of US$243.6 million, an increase of 34.2% over the first half of 2010.

•	Earnings per ADR totaled US$0.93 for the first six months, compared to US$0.69 for the same period of 2010.

•	Revenues for first half of 2011 were 19.2% higher than that of first half of 2010.

Santiago, Chile, August 30, 2011.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the first half of 2011 of US$243.6 million (US$0.93 per ADR), an increase of 34.2% with respect to the same period of 2010, when earnings totaled US$181.5 million (US$0.69 per ADR).  Gross Margin reached US$397.2 million (38.5% of revenues), 31.0% higher than the US$303.2 million (35.0% of revenues) recorded during the first half of 2010.  Revenues totaled US$1,031.7 million for the first six months, representing an increase of 19.2% over the US$865.3 million reported in the same period of 2010.

The Company also announced a year-over-year earnings increase of 25.9% for the second quarter of 2011, reporting quarterly net income of US$132.2 million (US$0.50 per ADR) compared to the 2010 figure of US$105.0 million (US$0.40 per ADR). Gross Margin for the second quarter reached US$209.6 million, 22.1% higher than the US$171.7 million recorded for the same period of 2010. Revenues totaled US$551.7 million, an increase of approximately 15.7% with respect to the second quarter of 2010, when revenues amounted to US$476.7 million.

Patricio Contesse, SQM’s Chief Executive Officer, stated, “The second quarter of the year continued the positive trend observed during the first months of 2011, and as a result we posted strong second quarter numbers.  Fertilizer, iodine and lithium demand growth remained healthy during the quarter which positively influenced the results of our business lines. The consistent demand growth and tight market conditions in three of our business lines helped boost results during the second quarter, and we expect these market circumstances should continue in the second half of the year.”

Mr. Contesse continued, “Although there continues to be global uncertainty in financial markets, the underlying fundamentals in all of our businesses remain strong, and we are optimistic about the remaining months of the year. Our solid financial position and current expansion plans will allow us to better position ourselves to capitalize on the growth opportunities in all of our businesses.”

Segment Analysis

Specialty Plant Nutrition (SPN)

Revenues from our SPN business line for the first half of 2011 totaled US$363.9 million, 20.9% higher than the US$301.0 million recorded for the same period in 2010.

Second quarter 2011 revenues reached US$192.9 million, an increase of 11.6% over the US$172.8 million recorded in 2010.

Specialty Plant Nutrition Volumes and Revenues (six months ended June 30):

		2011	2010	2011/2010
Sodium Nitrate	Th. MT	9.8	14.7	-4.9	-33%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	317.9	298.7	19.2	6%
Specialty Blends	Th. MT	64.8	48.7	16.1	33%
Other specialty plant nutrients (*)	Th. MT	47.1	42.2	4.9	12%
Specialty Plant Nutrition Revenues	MUS$	363.9	301.0	62.9	21%
*Includes trading of other specialty fertilizers.

During the first half of the year our SPN segment benefitted from positive agricultural conditions: strong underlying confidence in fertilizer markets, attractive farmer economics and solid demand for high value crops.

Performance of major SPN markets remained strong during the second quarter, which allowed us to post higher sales volumes during the first half of the year compared to the same period of last year. In addition, ongoing tight supply conditions in the potassium nitrate market have created opportunities to increase sales volumes in key, higher-margin markets. The healthy end demand for all SPN products should drive volumes during the remaining months of the year for all potassium nitrate products and in particular for water soluble potassium nitrate, the most specialized grade of this fertilizer.

Average prices for this segment continued to evolve positively in the second quarter of the year and average prices for the first six months of the year increased approximately 10% compared to the same period of 2010, following the upward trend in commodity potash prices. This trend should continue given the tightening supply/demand conditions in not only the potash market but also in the potassium nitrate market.

SPN gross margin1 for the first half of 2011 accounted for approximately 28% of SQM’s consolidated gross margin.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the first half of 2011 totaled US$211.1 million, an increase of 40.7% with respect to the US$150.0 million reported for the first half of 2010.

Iodine and derivatives revenues for the second quarter of 2011 amounted to US$117.2 million, an increase of 34.6% compared to the US$87.1 million recorded the previous year.

Iodine and Derivative Volumes and Revenues (six months ended June 30):

		2011	2010	2011/2010
Iodine and Derivatives	Th. MT	6.8	5.7	1.2	21%
Iodine and Derivatives Revenues	MUS$	211.1	150.0	61.1	41%

Improved economic conditions continue to support favorable conditions in the iodine market, where demand for all applications of iodine remains strong. Iodine sales volumes in the first half were significantly higher than the first half of 2010 as a result of tightening supply conditions in the market and steady demand growth. These market conditions put upward pressure on prices, and as a result average prices for iodine in the first six months of 2011 increased approximately 17% compared to the first half of last year. Currently spot prices in this market are significantly higher than the second quarter of 2011, which have caused demand to decelerate slightly. However, margins for this business line will be significantly higher during the second half of the year.

Gross margin for the Iodine and Derivatives segment accounted for approximately 28% of SQM’s consolidated gross margin for the first half of 2011.

Lithium and Derivatives

Revenues for lithium and derivatives totaled US$86.3 million during the first half of 2011, an increase of 11.4% with respect to the US$77.5 million recorded for the first half of 2010.

Second-quarter 2011 lithium revenues increased 0.9% with respect to the second quarter of 2010, amounting to US$44.0 million, compared to US$43.6 million in 2010.

Lithium and Derivatives Volumes and Revenues (six months ended June 30):

		2011	2010	2011/2010
Lithium and Derivatives	Th. MT	19.5	16.4	3.1	19%
Lithium and Derivatives Revenues	MUS$	86.3	77.5	8.8	11%

The lithium market has continued to perform well in the second quarter of 2011. In addition to healthy end demand for lithium applications, such as rechargeable batteries and lubricating greases, supply constraints in the lithium market have also created unique opportunities for SQM in recent months. As a result, our sales volumes increased approximately 19% in the first half of the year compared to the first half of 2010. We anticipate that these tight market conditions should continue through the second half of 2011, and annual sales volumes could increase by as much as 20% compared to 2010.

We are currently working on debottlenecking efforts on portions of the production process at our lithium carbonate facility to maintain pace with these market conditions and to position our lithium business for future market growth. Average prices in this business line have remained stable.

Gross margin for the Lithium and Derivatives segment accounted for approximately 10% of SQM’s consolidated gross margin for the first half of 2011.

Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium Chloride and Potassium Sulfate revenues for the first half of 2011 totaled US$273.3 million, a 12.8% increase with respect to the first half of 2010, when revenues amounted to US$242.4 million.

Year-over-year potassium chloride and potassium sulfate revenues grew 25.7% in the second quarter, reaching US$148.0 million, compared to US$117.7 million for the same period of 2010.

Potassium Chloride & Potassium Sulfate Volumes and Revenues (six months ended June 30):

		2011	2010	2011/2010
Potassium Chloride & Potassium Sulfate	Th. MT	567.5	571.0	-3.4	-1%
Potassium Chloride & Potassium Sulfate Revenues	MUS$	273.3	242.4	30.9	13%

Conditions in the potash market remained firm during the second quarter of 2011. The supply/demand circumstances in market continued to tighten, pushing prices higher in important markets. Demand remained robust across key global markets as many growers attempted to take advantage of favorable farm economics, while producers worked to keep up with demand momentum. Prices remained solid during the second quarter following an upward trend, and the Company’s average prices for this business line were approximately 15% higher than the same period last year.

In this scenario, China settled new supply contracts late in the second quarter, and contract prices for the second half of the year were settled higher than contract prices for first half of the year. In addition, the anticipated supply agreement between Indian and major potash producers settled in the first days of August at higher prices, further reflecting the solid pricing conditions of the potash market. As a result, we anticipate that prices in other potash markets should continue to move higher during the remaining months of the year. Demand should remain strong in the second half of 2011 as key Asian and Latin American markets continue to make necessary purchases to sustain production levels.

Our expansion plans in the Salar de Atacama to increase production capacity of potassium-based fertilizers remain on course. As a result of slightly higher production in 2011, our sales volumes should also be somewhat higher than 2010 volumes. Our new granular potash facility is scheduled to finish ramping up in the fourth quarter of 2011, allowing us to increase our presence in higher margin markets.

Gross margin for potassium chloride and potassium sulfate accounted for approximately 28% of SQM’s consolidated gross margin for the first half of 2011.

Industrial Chemicals

Industrial Chemicals revenues for the first six months of 2011 reached US$67.9 million, 0.3% higher than the US$67.7 million recorded for the same period of the previous year.

Revenues for the second quarter totaled US$33.7 million, a decrease of 16.5% with respect to the second-quarter 2010 figure of US$40.3 million.

Industrial Chemicals Volumes and Revenues (six months ended June 30):

		2011	2010	2011/2010
Industrial Nitrates	Th. MT	87.6	88.4	-0.8	-1%
Boric Acid	Th. MT	1.2	2.1	-0.9	-42%
Industrial Chemicals Revenues	MUS$	67.9	67.7	0.2	0%

Market conditions for industrial chemicals leveled off during the second quarter of 2011, and as a result our revenues and sales volumes for this segment remained flat during the first half of the year compared to the same period of the previous year. Demand for traditional applications of industrial chemicals remains steady, and sales volumes in 2011 for solar salt applications should be similar to 2010 levels.  We continue to expect a significant increase in sales volumes in 2012 for solar salt applications as important projects come online. We anticipate our annual sales volumes to be flat compared to 2010. Average prices for this segment have remained unchanged compared to the same period as last year, a trend we also expect to continue in the second half of 2011.

Gross margin for the Industrial Chemicals segment accounted for approximately 6% of SQM’s consolidated gross margin for the first half of 2011.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$29.2 million in the first six months of the year, up from US$26.7 million for the same period of the previous year.

Administrative Expenses

Administrative expenses totaled US$43.1 million (4.2% of revenues) for the first six months of 2011, compared to the US$36.1 million (4.2% of revenues) recorded during the same period of 2010.

Net Financial Expenses

Net financial expenses for the first six months of 2011 were US$11.1 million, compared to the US$15.1 million recorded during the same period of 2010.

Notes:

1)   Gross margin corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based on vast and high quality natural resources.
•	Know-how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales network with offices in more than 20 countries and sales in over 100 countries.
•	Synergies from the production of multiple products that are obtained from the same two natural resources.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information, contact:	Mary Laverty, 56-2-4252074 /mary.laverty@sqm.com
Isabel Bendeck, 56-2-4252058 / isabel.bendeck@sqm.com
Mark Fones, 56-2-4252485 / mark.fones@sqm.com

For media inquiries, contact: Fabiola Scianca, 56-2-4252027 / fabiola.scianca@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws.

Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Income Statement
			For the 6-month period ended June 30
(US$ Millions)	For the 2nd Quarter
	2011	2010	2011	2010

Revenues	551.7	476.7	1,031.7	865.3

Specialty Plant Nutrition*	192.9	172.8	363.9	301.0
Iodine and Iodine Derivatives	117.2	87.1	211.1	150.0
Lithium and Lithium Derivatives	44.0	43.6	86.3	77.5
Potassium Chloride & Potassium Sulfate	148.0	117.7	273.3	242.4
Industrial Chemicals	33.7	40.3	67.9	67.7
Other Income	15.9	15.2	29.2	26.7

Cost of Goods Sold	(295.6)	(269.7)	(545.9)	(494.4)
Depreciation and Amortization	(46.4)	(35.3)	(88.6)	(67.7)

Gross Margin	209.6	171.7	397.2	303.2

Administrative Expenses	(22.6)	(18.3)	(43.1)	(36.1)
Financial Expenses	(12.0)	(10.1)	(22.6)	(17.9)
Financial Income	5.8	0.6	11.5	2.9
Exchange Difference	(4.2)	(2.2)	(7.1)	(5.4)
Other	1.3	(0.3)	(6.7)	(7.8)

Income Before Taxes	177.9	141.3	329.0	238.9

Income Tax	(44.4)	(35.3)	(83.4)	(56.0)

Net Income before minority interest	133.5	106.0	245.6	182.9

Minority Interest	(1.3)	(1.0)	(2.0)	(1.4)

Net Income	132.2	105.0	243.6	181.5
Net Income per Share (US$)	0.50	0.40	0.93	0.69

*Includes other specialty fertilizers

Balance Sheet

(US$ Millions)	As of June 30	As of Dec. 31
	2011	2010

Total Current Assets	1,772.6	1,695.3
Cash and cash equivalents	474.9	524.7
Other current financial assets	127.0	76.2
Accounts receivable (1)	477.7	412.1
Inventory	637.1	605.1
Others	55.9	77.2

Total Non-current Assets	1,821.9	1,677.6
Other non-current financial assets	94.7	92.7
Investments in related companies	67.8	62.3
Property, plant and equipment	1,592.0	1,454.0
Other Non-current Assets	67.4	68.7

Total Assets	3,594.5	3,372.8

Total Current Liabilities	520.5	476.8
Short-term debt	209.4	187.6
Others	311.1	289.3

Total Long-Term Liabilities	1,238.0	1,225.2
Long-term debt	1,094.7	1,090.2
Others	143.3	135.0

Shareholders' Equity before Minority Interest	1,786.8	1,622.8

Minority Interest	49.2	48.0

Total Shareholders' Equity	1,836.0	1,670.8

Total Liabilities & Shareholders' Equity	3,594.5	3,372.8

Liquidity (2)	3.4	3.6

(1) Accounts receivable + accounts receivable from related co.
(2) Current assets / current liabilities

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer & Business Development SVP

Date: August 31, 2011